[GRAPHIC OMITTED] Campbell Resources Inc.

                                  PRESS RELEASE
                              For immediate release

                          CAMPBELL RESOURCES ANNOUNCES
                           ITS SECOND QUARTER RESULTS

            STRONG OPERATING PERFORMANCE IN LINE WITH STRATEGIC PLAN

MONTREAL,  AUGUST 7, 2002 - CAMPBELL  RESOURCES INC. (TSX:  CCH, OTC BULLETIN
BOARD: CBLRF) announces its results for the second quarter and the six months ended June 30, 2002.

The second quarter was highlighted by the return to commercial production at the Joe Mann Mine, resulting in revenues of $3.7 million from metal sales. This is based on an average gold price of US$316/oz. compared with a market average of US$313. Fiscal 2001 being a year of restructuring, there were no mining operations and no revenues from metal sales.

The net loss for the quarter was $550,000 ($0.02 per share), an improvement from $691,000 ($0.02 per share) in the first quarter of the current fiscal year and from $931,000 ($0.06 per share) in the second quarter of 2001. For the six-month period, the net loss was $1.2 million ($0.03 per share) compared with $3.0 million ($0.19 per share) a year ago.

During the second quarter, 48,931 tonnes of ore were milled for a total of 73,203 tonnes in the year to date. This was lower than planned due to transportation problems related to spring road conditions as well as underground equipment difficulties that have since been resolved. Even at this lower production level, the Company succeeded in bringing its cash operating costs down to $84.44 per tonne, from the $102 at which it operated in the 1995-2000 period.

"We are extremely pleased with our achievements in just two quarters" commented Andre Fortier, President and CEO of Campbell Resources. "Not only did we bring the Joe Mann Mine back into commercial production as scheduled, but we have also reduced our rate of ore dilution and lowered our operating costs due to the cost saving initiatives introduced since start-up and higher employee productivity. We are equally encouraged by drilling results at the Joe Mann Mine which confirm our original understanding of the ore body on this property."

Work at the Copper Rand Project is also progressing. The deepening of the existing shaft has been completed and work on the decline will begin soon. The Company expects to reach the ore deposits in the first quarter of 2003 and to start commercial production near the end of 2003. At June 30, 2002, the Copper Rand Corporation (Campbell Resources owns a 26% participation and is the operator) has spent a total of $16,491,018 on this project.

During the second quarter, Campbell Resources continued the exploration program at the Joe Mann Mine initiated in November 2001. An additional grant of $1 million, for a total of $2 million to date, was approved by the Quebec Ministry of Natural Resources to ensure the continuation of this program.

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Over the course of the next few months, surface drilling and sampling will begin on the Chevrier Project, located 10 kilometers north of the Joe Mann Mine. Bulk samples will be processed at the nearby Campbell mill.

Liquidity and Capital Resources

During the second quarter, the Company raised approximately $5,900,000 through the completion of a private placement of a total of 9,897,437 units at $0.60 per unit consisting of one common share and a 1/2 share purchase warrant. Each whole share purchase warrant is exercisable for one common share at $0.80 per share, for one year from the date of closing.

The Company also completed the second tranche of $12,740,000 of royalty units (1,274 units) on future production at the Joe Mann Mine and Corner Bay Project. Net of expenses, the Company raised $361,196 in cash, and received promissory notes of $783,510 maturing on February 1, 2003, $313,404 maturing on February 1, 2004 and $10,192,000 maturing on December 31, 2011. To date, the Company has sold $26.9 million of royalty units and may sell an additional $20.5 million of units over the next six months.

At June 30, 2002, the Company had working capital of $8.6 million, compared with $5.4 million a year earlier. It also has an operating line of $4 million from Investissement Quebec, which was unutilized at June 30, 2002, to fund exploration and development at the Joe Mann Mine.

CAMPBELL RESOURCES IS A MINING COMPANY FOCUSED MAINLY IN THE CHIBOUGAMAU MINING CAMP OF QUEBEC, WHERE IT HOLDS INTERESTS IN GOLD AND GOLD-COPPER EXPLORATION AND MINING PROPERTIES. THESE INCLUDE THE JOE MANN MINE, COPPER RAND MINE AND CORNER BAY PROJECT, WHICH THE COMPANY AIMS TO BRING BACK INTO PRODUCTION BY THE END OF 2003. TO DATE, THE JOE MANN MINE HAS RESUMED COMMERCIAL PRODUCTION AND IS TARGETING 44,000 OUNCES OF GOLD IN 2002.

                                     - 30 -

For additional information :
Andre Fortier                                              Tel.:  (514) 875-9037
President and CEO                                          Fax :  (514) 875-9764

Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

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CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)



                                                      June 30        December 31
                                                        2002             2001
Assets                                                    $                $


Current assets
  Cash and short term deposits ...................         3,205          2,761
  Short term investments at market value .........            10             22
  Bullion settlements and other receivables ......         5,570          2,435
  Notes receivable ...............................         1,480          1,037
  Inventories ....................................         4,513          4,664
  Prepaids .......................................           514            517
--------------------------------------------------------------------------------
                                                          15,292         11,436

Notes receivable .................................        21,773         12,266
Investment .......................................         6,477          6,500
Restricted deposits and swap agreement ...........        48,765         48,629
Future income tax assets .........................         3,375          3,375
Mining interests .................................        26,021         25,365
Accrued benefit assets ...........................         1,707          1,707
Other assets .....................................         2,056          1,078
--------------------------------------------------------------------------------
                                                         125,466        110,356
================================================================================

Liabilities

Current liabilities
  Accounts payable ...............................         2,895          2,482
  Accrued liabilities ............................         3,651          3,436
  Future income tax liabilities ..................           141            141
--------------------------------------------------------------------------------
                                                           6,687          6,059
================================================================================

Reclamation and site restoration accruals ........         7,258          8,084
Long term debt ...................................        56,040         55,974
Future income tax liabilities ....................         3,234          3,234
Deferred royalty .................................        26,305         14,340
Other liabilities ................................            65            563
--------------------------------------------------------------------------------
                                                          99,589         88,254
================================================================================


Shareholders' equity

  Capital stock ..................................        30,923         24,620
  Foreign currency translation adjustment ........            51          1,337
  Deficit ........................................        (5,097)        (3,855)
--------------------------------------------------------------------------------
                                                          25,877         22,102
--------------------------------------------------------------------------------
                                                         125,466        110,356
================================================================================
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CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2002)
(Expressed in thousands of Canadian dollars except per share amounts)


================================================================================
                                    Three months ended        Six months ended
                                          June 30                  June 30
                                    2002         2001         2002         2001
                                      $            $            $             $
Metal sales .....................   3,716          -          3,716          -
--------------------------------------------------------------------------------

Expenses
  Mining ........................   3,342          -          3,342          -
  General administration ........     581         713         1,069       1,201
  Depreciation and amortization .   1,449           6         1,461          12
  Restauration ..................      -           -             67          -
  Care and maintenance ..........                 476           124       1,807
--------------------------------------------------------------------------------
                                    5,372       1,195         6,063       3,020
--------------------------------------------------------------------------------

Loss from operations ............  (1,656)     (1,195)       (2,347)     (3,020)
--------------------------------------------------------------------------------

Other income (expense)
  Other income ..................   1,288         151         1,446         167
  Metal sales adjustment
  previous year .................      -           42            -          (76)
  Share in net less of
  entity subject to
  significant influence .........     (23)         -            (23)         -
  Convertible debenture interest
  expense                            (145)        (73)         (291)       (146)
--------------------------------------------------------------------------------
                                    1,120         120         1,132         (55)
--------------------------------------------------------------------------------

Loss before taxes ...............    (536)     (1,075)       (1,215)     (3,075)

Income and mining tax ...........     (14)        144           (26)        113
--------------------------------------------------------------------------------

Net loss ........................    (550)       (931)       (1,241)     (2,962)
--------------------------------------------------------------------------------

Loss per share ..................   (0.02)      (0.06)        (0.03)      (0.19)
--------------------------------------------------------------------------------